

RECEIVED

2008 MAY 19 A 9:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75 QUAI D'ORSAY
75321 PARIS CEDEX 07
0.800.16.61.79
www.airliquide.com
actionnaires@airliquid



08002662

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

SUPPL

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 2 Press releases dated April 24 and May 7
- 1 Description of the program for the buyback by Air Liquide SA
- 2 Euronext Paris Notice dated April 24 and May 12
- 1 Free translation of Declaration to AMF on number of Shares & Voting rights
- 1 Statuts (French only).

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the uncersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ____________________ Paris May 12, 2008
Name: Bruno de La Villarmois
Title: Relation Place

Encl.

PROCESSED
MAY 21 2008
THOMSON REUTERS

dw 5/20

RECEIVED
2008 MAY 19 A 9:49
FFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, May 7, 2008

Combined Shareholders' Meeting of May 7, 2008



Contacts:

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide share ownership

- 380,000 individual shareholders holding 37% of share capital (as at December 31, 2007)
- 140,000 registered shareholders
- 32% of share capital held by foreign institutional investors
- 30% of share capital held by French institutional investors

Upcoming dates

1st quarter revenue and results:
Monday August 4, 2008
3rd quarter revenue:
Thursday October 23, 2008

The Combined Shareholders' Meeting, chaired by **Benoît Potier, Chairman and CEO of the Company, in the presence of the members of the Board**, was attended by **4,426 people** on Wednesday 7th May, at the Palais des Congrès in Paris.

The shareholders, representing 44.2% of the voting rights, i.e. 123,517 shareholders present or represented, **passed** all the **proposed resolutions**.

The **proposed dividend of €2.25 per share, up +12.5%** on 2007, to be distributed on May 19, **was approved**. Shares held in registered form continuously from December 31 2005, to May 19 2008, the payment date of the dividend, will attract a **bonus dividend of 10%**, i.e. **€0.22** per share. In addition, **the allocation of one bonus share for every ten shares held will take place on June 9, 2008**.

The Combined Shareholders' Meeting renewed the term of office of **Professor Rolf Krebs** as a director, and appointed **two new directors, Ms Karen Katen and Mr Jean-Claude Buono,** for a period of 4 years. Thus, the Board comprises **12 members** with complementary experience and skills, **9** of whom are **independent**.

Commenting on the 2007 financial year and growth forecasts, Benoît Potier, Chairman and CEO, noted: ***"Group growth accelerated throughout 2007 and is a perfect illustration of Air Liquide's ability to combine rapid growth with financial soundness. This favorable change is based on strong geographic positions, growth markets, and on an strengthened technology portfolio."***

In conclusion, **Benoît Potier** again also noted ***"the close relations Air Liquide enjoys with its shareholders who share the company's long-term values and support its development throughout the world over the long term."***

The Group also announced the creation of the **Air Liquide Foundation**, which will have an international mission with a role in scientific research in the fields of **environmental protection** and **respiratory functions;** it will also support **micro-initiatives** in regions in the world where the Group is present.

At the Board Meeting which was held just after the Combined Shareholders' Meeting, **Klaus Schmieder and Pierre Dufour** were confirmed in their functions as **Senior Executive Vice-Presidents**.

FILE NO. 82-5224

*With more than **40,000 employees** in **72 countries**, Air Liquide is **the world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2007 totaled **11,801 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



AIR LIQUIDE

Paris, April 24, 2008

RECEIVED
2008 MAY 19 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1st quarter revenue 2008:
€3,091 million, +10.8% as published
(+13.8% at constant exchange rates)
Continued dynamic growth

1st quarter highlights

- Build up of **hydrogen** and **oxygen capacities**
- **Double-digit growth** in all businesses in **Asia**
- Very good start to the year in **Industrial Merchant**
- **New contracts:** hydrogen in Singapore, oxygen in South Korea and China (coal gasification), long term contracts in Eastern Europe
- **Reduction in CO_2 emissions**: research programs in Europe and North America
- **Success in Electronics**: new contracts in Taiwan for flat screens
- **Healthcare:** first French anesthesia using xenon (**LENOXe™**)

Upcoming events

Annual General Meeting of Shareholders
Wednesday May 7, 2008

1st half revenue and results
Monday August 4, 2008

3rd quarter revenue:
Thursday October 23, 2008

Contacts

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

1st quarter revenue 2008:

		Published growth 2008 / 2007	*Comparable growth** 2008 / 2007
Group Revenue	**€3,091 million**	**+10.8%**	**+8.5%**
• *Gas and Services*	€2,649 million	+8.0%	+9.1%
• *Engineering & Construction*	€189 million	+119.9%	+12.5%
• *Other activities*	€253 million	+0.2%	+1.5%

** on a comparable basis: excluding exchange rates, natural gas and perimeter relating to the Lurgi acquisition where relevant*

Group revenue in the first quarter of 2008 amounted to **€3,091 million**, up by **+10.8%** as published (+13.8% at constant exchange rates). On a comparable basis*, revenue increased by +8.5%.

Gas & Services revenue in the first quarter, up by **+9.1%** on a comparable basis, reached **€2,649 million**. *This growth is in line with that of the fourth quarter 2007.* It results from sustained demand in all industrial sectors and geographic zones demonstrated by the good performance of **Industrial Merchant**. In **Large Industries**, new unit start-ups and ramp-ups are contributing to this growth. After several exceptional growth quarters, the **Electronics** business remained healthy. Finally, **Healthcare** has benefited from strong growth in homecare.

In **Engineering & Construction**, sales more than doubled due to the acquisition of Lurgi, reaching **€189 million**. Capacities are fully utilised.

Commenting on the first quarter results for 2008, **Benoît Potier, Chairman and CEO of the Air Liquide group**, stated:

"The dynamic growth noted in 2007, continued in the first quarter, in a well-oriented market environment. This performance again demonstrates Air Liquide's ability to generate strong sustainable growth.

The integrated ALMA program, launched at the start of 2008, is proceeding according to plan and should enable us to strengthen our geographic positions and open up new markets, thanks to sustained strategic investments, continuing innovation and constant improvement in our competitiveness.

For 2008, we maintain our guidance of double-digit growth in net profit at constant exchange rates."

FILE NO. 82-5224



1st Quarter 2008 Revenue

in millions of euros	Q1 2007	Q1 2008	08/07 as published	08/07 comparable*
Gas and Services revenue	2 452	**2 649**	+8.0%	+9.1%
Engineering & Construction	86	**189**	+119.9%	+12.5%
Other Activities	253	**253**	+0.2%	+1.5%
Total revenue	2 791	**3 091**	+10.8%	+8.5%

** comparable: excluding impact of currency, natural gas and Lurgi scope effect where relevant*

Q1 2008 proved to be **another dynamic quarter for Air Liquide.** Demand for our products and services in our key markets, namely steel, chemicals and energy, was strong and the general manufacturing environment remained robust.

First quarter 2008 Group revenue reached **3 091 million euros, up +10.8%**; excluding a negative currency impact of 3.0%, revenue growth was +13.8%. Natural gas price increases contributed +1.8% to the as published growth. On a comparable basis, i.e. excluding the impact of currencies and natural gas, Gas and Services revenue grew by **+9.1%**. This year on year growth remained consistent with the growth experienced in Q4 2007 confirming a high level of activity in all business lines across all regions and benefiting from ramp-ups and start-ups of our units.

1.1 Gas and Services

Revenue *in millions of euros*	Q1 2008	Q1 08/07 *as published*	Q1 08/07 *comparable**
Europe	**1 481**	+9.6%	+8.3%
Americas	**635**	+1.1%	+6.5%
Asia-Pacific	**491**	+13.9%	+15.3%
Middle East and Africa	**42**	-0.2%	+11.2%
Gas and Services	**2 649**	**+8.0%**	**+9.1%**
Industrial Merchant	**1 133**	+3.8%	+6.5%
Large Industries	**857**	+12.4%	+10.6%
Electronics	**245**	+14.2%	+18.7%
Healthcare	**414**	+7.8%	+8.2%

** comparable: excluding impact of currency and natural gas*

All growth figures in the text below are on a comparable basis, excluding currency and natural gas impact.

In Q1 **Gas and Services** revenue reached **2 649 million euros, up +9.1%,** maintaining the accelerated growth rate of Q4 2007.

Industrial Merchant (+6.5%) achieved strong growth, driven by sustained volume growth in all regions. **Large Industries** growth (+10.6%) was driven by strong hydrogen demand globally and benefited from start-ups and ramp-ups in Europe and Asia. **Electronics** revenue grew by +18.7% driven by several carrier gas contract start-ups and ramp-ups in the US and Asia and the continued contribution of the full consolidation of the Singapore activities which began in Q2 2007. **Healthcare** revenue (+8.2%) continues to be driven by the development of our homecare business.

Europe

Q1 2008 revenue was **1 481 million euros**, up **+8.3%**. All business lines contributed positively to this quarter's growth.

Industrial Merchant grew by **+3.2%** in the period, with good volumes both in bulk and cylinders. The growth was impacted negatively by the sale of the metrology business at the end of 2007, which more than offset the positive contribution from the acquired UK business in Q2 2007. Eastern Europe continued its strong development. Good demand was observed in key industrial segments, such as metal fabrication and pharmaceuticals, and the photovoltaic market remained very dynamic.

Large Industries achieved **+16.3%** growth in Q1, benefiting from a +30% increase in hydrogen volumes. This increase is to a large extent attributable to the start-up of a unit in Antwerp (Belgium) connected to our pipeline network, and the ramp-up of a unit in Priolo (Italy). The ramp-up of a unit in Russia contributed to the growth of air gases revenue. Underlying demand from steel manufacturers, refineries and chemical clients remains strong.

Healthcare grew by **+7.5%**, driven by homecare which includes the consolidation of the companies acquired in 2007. Hygiene growth was more modest in comparison to a high first quarter 2007.

Electronics revenue was up by **+6.8%** with strong equipment and installation sales.

Americas

Revenue for the Americas was **635 million euros**, up **+6.5%.**

Industrial Merchant progressed by **+8.7%,** benefiting from double digit growth in the US, with price increases and continued strong demand. Sales were down slightly in Canada, due to lower manufacturing activity. South America achieved sustained high growth.

In the absence of start-ups in the first quarter, **Large Industries** revenue increased by **+1.2%**. Growth in the US was +3.5%, driven by healthy underlying demand for chemicals, and strong hydrogen activity. Oxygen volumes were impacted by planned maintenance turnarounds of several customers' plants.

Electronics posted growth of **+15.8%,** driven by new carrier gases contracts, associated services and specialty gases.

Healthcare performed well, up **+16.3%,** boosted by strong hospital activity and pricing in the region.

The consolidation of Scott Specialty Gases contributed to the performance in Industrial Merchant, Electronics and Healthcare.

Asia-Pacific

First quarter revenue in Asia-Pacific, at **491 million euros,** was **up +15.3%**, driven by a buoyant level of activity in the region, particularly in China and South Korea. The quarter continued to benefit from the full consolidation of the ex South East Asian joint-ventures. Japan achieved a good performance (+4.2%).

Industrial Merchant growth was up at a record **+10.3%,** due to strong bulk volumes in emerging Asia, particularly in China.

FILE NO. 82-5224

Electronics recorded another high **+23.8%** increase in activity. Start-ups and ramp-ups in China, South Korea and Japan fuelled carrier gases growth as well as equipment sales. ESG sales continued to develop strongly in the first quarter, on the back of a strong TFT-LCD market in Japan and Taiwan. Semiconductor manufacturers' demand was more moderate. The performance continued to benefit, for the last quarter, from the full consolidation of the Singapore operations.

Large Industries developed strongly **(+16.5%)**, mainly driven by several ramp-ups, and strong hydrogen activity in China and South Korea. Additional start-ups will take place in the second half of the year.

Middle East and Africa

Middle East and Africa revenue reached **42 million euros**, and continued to achieve **double digit growth.**

1.2 Engineering & Construction

Third party sales in **Engineering & Construction** reached **189 million euros, up +119.9%** due to the acquisition of Lurgi. Demand remains strong and capacity is fully utilized. On a comparable basis, Engineering & Construction was up +12.5%, pointing to the robust activity of air gases. Lurgi's third parties sales were impacted by invoicing delays, which will be reversed in the coming quarters.

1.3 Other Activities

Revenue *in millions of euros*	**Q1 2008**	**Q1 08/07 reported**	**Q1 08/07 comparable***
Welding	**156**	*+3.0%*	*+3.4%*
Chemicals	**59**	*-6.8%*	*-6.8%*
Diving & others	**38**	*+0.5%*	*+7.9%*
Other Activities	**253**	***+0.2%***	***+1.5%***

** comparable: excluding impact of currency*

Other Activities reached **253 million euros**, a slight increase of **+1.5%**.

In **Welding**, underlying trends remain positive, although the quarter totaled less working days.
Chemicals were impacted by temporary supply issues together with weaker demand in cosmetics.

2. Comments on profitability and investments

Gas and Services margins remained robust, with continued growth in operating income recurring. Energy prices have started to rise and we are seeing signs of inflation in other cost categories. Our efficiency and pricing initiatives are well underway and will help us to meet these challenges.

In the first quarter, in line with ALMA ambitions, **capital expenditure** continued to increase and **investment decisions remained strong**, close to **700 million euros.** The portfolio of investment opportunities stays at a high level.

3. Outlook

We maintain our guidance for 2008 of **double-digit growth in net profit at constant exchange rates.**

APPENDIX (1)

CURRENCY, NATURAL GAS AND SCOPE IMPACT

In addition to the comparison of published figures, financial information is given excluding currency translation effects, the impact of fluctuations in natural gas price and significant scope effect, when applicable.

Since industrial and medical gases are rarely exported, the impact of currency fluctuations on revenue and results is limited to the translation effects in euros of the financial statements of our subsidiaries outside the Euro-zone. Fluctuations in natural gas prices are generally passed on to our customers *through indexed pricing clauses.*

Consolidated 1st quarter 2008 revenue includes the following elements:

in millions of euros	**Revenue**	**Q1 08/07 as published**	**Currency**	**Natural gas**	**Scope**	**Q1 08/07 comparable***
Group	**3 091**	*+10.8%*	(84.2)	51.2	95.4	*+8.5%*
Gas and Services	**2 649**	*+8.0%*	(77.8)	51.2	0	*+9.1%*

** comparable: excluding impact of currency, natural gas and Lurgi scope effect*

- The **currency effect** represents -84.2 million euros, an impact of -3.0% on Group revenue, mainly due to the appreciation of the euro against the US dollar.
- **Natural gas prices** increased in Q1 2008 relative to Q1 2007. The change in natural gas prices represents an impact of +51.2 million euros, or +1.8% on Group revenue.
- The scope effect amounted to 95.4 million euros, and was entirely due to the consolidation of Lurgi.

APPENDIX (2)

In the first three months of the year, **share buy-backs** amounted to 787 960 shares, at a weighted average price of €89.52, for a total amount of 70.5 million euros. This represents **0.3% of the capital** of the Group. The total number of shares outstanding at 31st March 2008 was 235 763 879 million (excluding treasury shares).

FILE NO. 82-5224

REVENUE BY BUSINESS

in millions of euros	2007 1st Quarter	2008 1st Quarter
Gas and Services	2 452.1	**2 648.8**
Industrial Merchant	*1 091.3*	*1 133.3*
Large Industries	*762.7*	*857.0*
Electronics	*214.5*	*245.0*
Healthcare	*383.6*	*413.5*
Engineering/Construction	86.1	**189.3**
AL Welding	151.2	**155.7**
Other Activities	101.1	**97.0**
Chemicals	*63.1*	*58.8*
Other	*38.0*	*38.2*
TOTAL	**2 790.5**	**3 090.8**

REVENUE BY REGION

in millions of euros

2008: Total 3 months	Europe	Americas	Asia - Pacific	Middle-East & Africa	TOTAL
Gas and Services	1 481.0	634.6	491.3	41.9	2 648.8
Engineering/Construction	142.5	32.2	14.6		189.3
AL Welding	155.7				155.7
Other Activities	78.3	16.5	2.2		97.0
TOTAL	**1 857.5**	**683.3**	**508.1**	**41.9**	**3 090.8**

2007: Total 3 months	Europe	Americas	Asia - Pacific	Middle-East & Africa	TOTAL
Gas and Services	1 351.1	627.7	431.3	42.0	2 452.1
Engineering/Construction	58.0	11.7	16.4		86.1
AL Welding	151.2				151.2
Other Activities	79.3	20.2	1.6		101.1
TOTAL	**1 639.6**	**659.6**	**449.3**	**42.0**	**2 790.5**



Paris, April 15, 2008

L'AIR LIQUIDE

Société Anonyme pour l'Etude et l'Exploitation des procédés Georges Claude
Head office: 75 quai d'Orsay - 75321 Paris Cedex 07
RCS Paris 552 096 281

DESCRIPTION OF THE PROGRAM FOR THE BUYBACK BY AIR LIQUIDE S.A. OF ITS OWN SHARES SUBJECT TO THE APPROVAL OF THE COMBINED GENERAL SHAREHOLDERS' MEETING OF MAY 7, 2008

1. Date of the General Shareholders' Meeting held to authorize the program

Combined General Shareholders' Meeting of May 7, 2008.

2. Number of shares held directly and indirectly

As of March 31, 2008, share capital was comprised of 236,064,256 shares.
On this date, the Company held 300,377 shares directly or indirectly representing 0.13% of capital.

3. Allocation of shares held directly

As of March 31, 2008, the 234,373 treasury shares held by the Company are allocated as follows:

- liquidity contract: 96,413 shares,
- tendering within the scope of an exchange offer or for payment in external growth transactions: 137,960 shares.

4. Objectives of the buyback program

The objectives of the share buyback program are to:

- cancel the shares, subject to the adoption of the fourteenth resolution;
- retain the shares for the purpose of tendering them within the scope of an exchange offer or for payment in external growth transactions, in accordance with recognized market practice and applicable regulations;
- implement (i) any share purchase option plans or (ii) bonus share allotment plans, or (iii) any employee share ownership transactions reserved for members of a company savings plan, performed under the terms and conditions set forth in Articles L 443-1 et seq. of the French Employment Code through the transfer of shares acquired

previously by the Company under this resolution, or providing for a bonus share allotment in respect of a matching contribution in shares by the Company and/or to replace the discount,

- maintain an active market in the Company's shares pursuant to a market liquidity agreement in accordance with an ethics charter recognized by the French Financial Markets Authority (*Autorité des Marchés Financiers*).

5. Maximum percentage of capital, maximum number and characteristics of the shares, maximum purchase price

This transaction involves the shares of Air Liquide S.A. (ISIN code: FR0000120073), listed on the Euronext Paris.
The maximum buyback percentage submitted to the authorization of the Combined General Meeting is 10% of the total number of share comprising the share capital as of December 31, 2007, i.e. 23,884,471 shares.
The authorized maximum purchase price is 165 euros per share and the maximum amount for these transactions may not exceed 3,940,937,715 euros.

6. Buyback terms and conditions

These shares may be purchased at any time, excluding the periods for public offerings, and by all available means, either on or off a stock exchange, in private transactions or through the use of option mechanisms, and, if applicable, by all third parties acting on behalf of the Company, in accordance with the last paragraph of Article L 225-206 of the French Commercial Code.
The Company does not plan to use forward financial instruments in connection with this share buyback program.

7. Duration of the share buyback program

The duration of this share buyback program is eighteen months as from the date of the Combined General Shareholders' Meeting of May 7, 2008.

8. Transactions of the previous buyback program from May 9, 2007 to March 31, 2008

The Combined General Shareholders' Meeting of May 9, 2007 authorized the Board of Directors, with the option of sub-delegation, to implement a share buyback program for a period of eighteen months. The terms and conditions of this program were outlined in the detailed description of the previous share buyback program.

The previous program was implemented as from the day following the date of this General Meeting i.e. May 10, 2007.

The tables below show the transactions performed with respect to the previous buyback program.

Situation as of March 31, 2008
Percentage of share capital held directly and indirectly: 0.13%
Number of shares cancelled during the last 24 months: 7,218,000
Number of shares held directly in the portfolio: 234,373
Carrying amount of the portfolio as of March 31, 2008: 20,827,742 euros
Market value of the portfolio as of March 31, 2008: 29,007,407 euros

	Cumulative gross flows for the period from 05/10/07 to 03/31/08		Open positions as of 03/31/08			
	purchases	sales/ transfers	Open positions for purchase		Open positions for sale	
Number of shares (1)	7,396,513	1,817,720	Call options purchased	Forward purchases	Call options sold	Forward sales
Maximum average maturity			none	none	none	none
Average transaction price in euros	92.73	94.26				
Average exercise price			none	none	none	none
Amounts in euros	685,876,259	171,346,628				

The Company does not use derivatives.

(1) shares acquired between May 10 and June 12, 2007 were adjusted to take account of the two-for-one share split performed on June 13, 2007

FILE NO. 82-5224

RECEIVED

2008 MAY 19 A 9:49



NOTICES



CORPORATE EVENT NOTICE:	Augmentation du nombre d'actions en circulation **L'AIR LIQUIDE**
PLACE:	Paris
AVIS N° :	PAR_20080424_01452_EUR
DATE:	24/04/2008
MARCHÉ:	Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 131.614 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext à partir du 28/04/2008.

Ancien nombre de titres en circulation:	236.064.256
Nombre de titres à admettre:	131.614
Nouveau nombre de titres en circulation:	236.195.870
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI	Code national:	

CORPORATE EVENT NOTICE:	Increase of the number of outstanding shares **L'AIR LIQUIDE**
LOCATION:	Paris
NOTICE:	PAR_20080424_01452_EUR
DATE:	24/04/2008
MARKET:	Euronext Paris

Increase of the number of outstanding ordinary shares

131.614 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext as of 28/04/2008:

Old number of outstanding shares:	236.064.256
Number of shares to be listed:	131.614
New number of outstanding shares:	236.195.870
Reason:	Exercise of options

FILE NO. 82-5224

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI	National code:	



NOTICES



CORPORATE EVENT NOTICE: Augmentation du nombre d'actions en circulation
L'AIR LIQUIDE

PLACE: Paris
AVIS N° : PAR_20080512_01620_EUR
DATE: 12/05/2008
MARCHÉ: Euronext Paris

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 33.183 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Euronext à partir du 14/05/2008.

Ancien nombre de titres en circulation:	236.195.870
Nombre de titres à admettre:	33.183
Nouveau nombre de titres en circulation:	236.229.053
Prix de référence:	EUR
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI	Code national:	

CORPORATE EVENT NOTICE: Increase of the number of outstanding shares
L'AIR LIQUIDE

LOCATION: Paris
NOTICE: PAR_20080512_01620_EUR
DATE: 12/05/2008
MARKET: Euronext Paris

Increase of the number of outstanding ordinary shares

33.183 new ordinary shares issued by L'AIR LIQUIDE, immediately assimilated with the existing ordinary shares, will be listed on the market Euronext as of 14/05/2008:

Old number of outstanding shares:	236.195.870
Number of shares to be listed:	33.183
New number of outstanding shares:	236.229.053
Reference price:	EUR
Reason:	Exercise of options

FILE NO. 82-5224

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI	National code:	





informations

RECEIVED
2008 MAY 19 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, 13 mai (May 13) 2008

Informations relatives au nombre total de droits de vote et d'actions prévues par l'article L.233-8 II du code du commerce et de l'article 223-16 du règlement général de l'Autorité des Marchés Financiers

FREE TRANSLATION OF DECLARATION TO AMF ON NUMBER OF SHARES & VOTING RIGHTS

Déclaration du mois d'avril 2008
Declaration of April 2008

A la date du : *date*	**Nombre d'actions composant le capital** *Total number of shares*	**Nombre théorique des droits de vote (y compris actions auto-détenues)** *Total number of Voting Right (includes shares…)*	**Nombre réel de droits de vote (déduction faite des actions auto-détenues)** *Total number of Voting Right (……….)*
30 avril 2008 April 30, 2008	**236.229.053**	**236.229.053**	**235.855.421**
Déclaration du mois précédent *Previous declaration* mars 2008 – *March 2008*			
31 mars 2008 *March 31, 2008*	**236 064 256**	**236 064 256**	**235 763 879**

**

*Avec plus de **40 000 salariés** dans **72 pays**, Air Liquide occupe une place de **leader mondial** des gaz industriels et médicaux et des services associés. Grâce à des solutions innovantes s'appuyant sur des technologies sans cesse renouvelées, Air Liquide produit des **gaz issus de l'air (oxygène, azote, argon, gaz rares...)** et d'autres gaz comme **l'hydrogène**. Le Groupe contribue ainsi à la fabrication de nombreux produits de la vie quotidienne : bulles dans les boissons gazeuses, atmosphères de préservation pour les aliments emballés, oxygène pour les hôpitaux et les patients soignés à domicile, gaz ultra purs pour fabriquer des semi-conducteurs, hydrogène pour enlever le soufre des essences...*

*Air Liquide contribue à la **préservation de la vie** et s'inscrit dans une démarche de **développement durable**. Créé en 1902, Air Liquide développe avec ses actionnaires des relations de confiance et de **transparence**, dans le respect des principes de **gouvernement d'entreprise**. Depuis la publication des premiers comptes consolidés en 1971, le Groupe a maintenu une **croissance régulière de ses résultats**. En 2007, son chiffre d'affaires s'est élevé à **11,801 milliards d'euros** dont près de 80% hors de France. Air Liquide est coté à la Bourse de Paris et membre des indices CAC 40 et Eurostoxx 50 (code ISIN FR 0000120073).*

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**, The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,..*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

Pour plus d'information, merci de contacter:
For further information, please contact:

Service actionnaires
Shareholder Services
Bernard Giroux ☎ **+ 33 (0)1 40 62 54 42**

Relations Investisseurs
Investor Relations
Virginia JEANSON ☎ **+ 33 (0)1 40 62 57 37**

www.airliquide.com


FILE NO. 82-3224

AIR LIQUIDE

# STATUTS

RECEIVED
2008 MAY 19 A 9:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Mai 2008

CERTIFIÉ CONFORME

*Fait à Paris, le 7 mai 2008*

AIR LIQUIDE

**L'AIR LIQUIDE**

SOCIÉTÉ ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCÉDÉS GEORGES CLAUDE

**SIEGE SOCIAL : 75, QUAI D'ORSAY, PARIS VII**

FILE NO. 82-5224

L'AIR LIQUIDE

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

AU CAPITAL DE 1.429.185.769 euros

Siège social :

75, quai d'Orsay, Paris 7ème
Code postal : 75321 Paris Cedex 07
Tel : 01.40.62.55.55

# L'AIR LIQUIDE

SOCIETE ANONYME
POUR L'ETUDE ET L'EXPLOITATION DES PROCEDES GEORGES CLAUDE

## STATUTS

### TITRE PREMIER

***Dénomination - Objet - Siège - Durée***

**Article premier**
***Forme et dénomination***

La Société est de forme anonyme. Cette société sera régie par les lois et règlements en vigueur et par les présents statuts.

La dénomination de la Société est : *"L'Air Liquide, société anonyme pour l'Etude et l'Exploitation des procédés Georges Claude".*

**Art. 2**
***Objet***

La Société a pour objet :

1° L'étude, l'exploitation, la vente des brevets ou inventions de MM. Georges et Eugène Claude, relatifs à la liquéfaction des gaz, à la production industrielle du froid, de l'air liquide et de l'oxygène, à leurs applications ou utilisations ;

2° La production industrielle du froid, de l'air liquide, leurs applications ou utilisations, la production et la liquéfaction des gaz, notamment de l'oxygène, de l'azote, de l'hélium et de l'hydrogène, leurs applications ou utilisations sous toutes formes, à l'état pur, en mélanges et en combinaisons, sans distinction d'état ni de provenance, dans tous domaines d'applications de leurs propriétés physiques, thermodynamiques, chimiques, thermochimiques et biologiques, et notamment dans les domaines de la propulsion, de la mer, de la santé, de l'agro-alimentaire et de la pollution ;

3° L'achat, la fabrication, la vente, l'utilisation de tous produits se rattachant directement ou indirectement à l'objet ci-dessus, ainsi que tous sous-produits résultant de leur fabrication ou de leur emploi, de toutes machines ou appareils servant à les utiliser ou à les appliquer, et, plus particulièrement, l'achat, la fabrication, la vente, l'utilisation de tous produits, métaux ou alliages, dérivant ou résultant d'une utilisation de l'oxygène, de l'azote et de l'hydrogène à l'état pur, mélangé ou combiné, notamment de tous produits oxygénés ou azotés ;

4° L'étude, l'acquisition, l'exploitation directe ou indirecte ou la vente de tous brevets, inventions ou procédés ayant trait aux mêmes objets ;

5° L'exploitation, par voie directe ou par voie de constitution de société, de tout ce qui se rattache, directement ou indirectement, au but de la Société ou est susceptible de contribuer au développement de son industrie ;

6° La prestation de tous services ou la fourniture de tous produits susceptibles de développer sa clientèle dans le domaine de l'industrie ou de la santé ;

La Société peut demander ou acquérir toutes concessions, faire toutes constructions, acquérir ou prendre en location toutes carrières, mines et tous immeubles et reprendre toutes exploitations se rattachant à son objet, céder ces concessions, les affermer, fusionner ou s'allier avec d'autres sociétés par voie d'acquisition de titres ou droits sociaux, d'avances ou de telle manière qu'il appartiendra. Elle peut entreprendre ces opérations soit seule, soit en participation ;

Enfin, plus généralement, elle peut faire toutes opérations industrielles, commerciales, immobilières, mobilières, financières, se rattachant directement ou indirectement aux objets ci-dessus spécifiés.

Art. 3
Siège social

Le siège de la Société est à Paris, Quai d'Orsay, n°75.

Il pourra être transféré, par décision du Conseil d'Administration, en tout autre endroit de Paris ou d'un département limitrophe, sous réserve de ratification de cette décision par la plus prochaine Assemblée Générale Ordinaire, et partout ailleurs en vertu d'une délibération de l'Assemblée Générale Extraordinaire.

Art. 4
Durée

La durée de la Société est fixée à 99 années à partir du 18 février 1929, sauf les cas de dissolution anticipée ou de prorogation.

TITRE II

Capital social - Actions- Identification des actionnaires

Art.5
Capital social

Le capital social est fixé à 1.429.185.769 euros divisé en 259.851.958 actions au nominal de 5,50 euros, entièrement libérées.

Le capital social est augmenté dans les conditions prévues par la loi soit par émission d'actions ordinaires ou d'actions de préférence, soit par majoration du montant nominal des titres de capital existants. Il peut également être augmenté par l'exercice de droits attachés à des valeurs mobilières donnant accès au capital, dans les conditions prévues par la loi.

Conformément aux dispositions légales en vigueur, sauf décision contraire de l'Assemblée Générale, les actionnaires ont, proportionnellement au montant de leurs actions, un droit de préférence à la souscription des actions de numéraire émises pour réaliser une augmentation de capital.

Le capital social pourra également être réduit dans les conditions prévues par la loi, notamment par réduction de la valeur nominale des actions, par remboursement ou rachat en bourse et annulation d'actions, par échange des actions anciennes contre des actions nouvelles d'un nombre équivalent ou moindre, ayant ou non le même nominal, avec ou sans soulte à payer ou à recevoir. L'Assemblée Générale pourra toujours obliger les actionnaires à céder ou à acheter des actions anciennes pour permettre l'échange d'actions anciennes contre des nouvelles, avec ou sans soulte à payer ou à recevoir, alors même que la réduction décidée ne serait pas consécutive à des pertes.

Art.6
Actions

Lorsque les actions nouvelles ne seront pas intégralement libérées lors de leur émission, les appels de versements, aux dates fixées par le Conseil d'Administration, auront lieu au moyen d'annonces insérées, un mois à l'avance, dans un des journaux de Paris désignés pour la publication légale des actes de la Société.

Les actions non entièrement libérées feront l'objet d'une inscription en compte sous la forme nominative jusqu'à leur entière libération.

Chaque versement sur toutes actions souscrites sera constaté par une mention portée au compte nominatif ouvert au nom du souscripteur.

Tout versement en retard porte intérêt de plein droit, en faveur de la Société, à compter de l'exigibilité, sans mise en demeure ni demande en justice, au taux de l'intérêt légal, sans préjudice de l'action personnelle que la Société peut exercer contre l'actionnaire défaillant et des mesures d'exécution forcée prévues par la loi.

Art.7
Forme des actions

Les actions entièrement libérées font l'objet d'une inscription en compte soit sous la forme nominative, soit sous la forme au porteur, au choix de l'actionnaire.

Les dispositions de l'alinéa ci-dessus sont également applicables aux autres titres de toute nature émis par la Société.

Art.8
Droits et obligations attachés aux actions

Les actionnaires ne seront pas engagés au-delà de leur souscription.

La propriété d'une action entraîne de plein droit adhésion aux statuts et aux décisions de l'Assemblée Générale.

Toute action donne droit, en cours de société, comme en cas de liquidation, au règlement de la même somme nette pour toute répartition ou tout remboursement.

Les actions sont librement négociables dans les conditions prévues par la loi.

Art. 9
Identification des actionnaires

La Société peut faire usage à tout moment des dispositions légales et réglementaires en vigueur, permettant l'identification des détenteurs de titres conférant immédiatement ou à terme le droit de vote dans les assemblées d'actionnaires, ainsi que le nombre de titres détenus par chacun d'eux.

Outre les obligations légales de déclaration à la Société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la Société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la Société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

En cas de non-respect de cette obligation statutaire d'information, un ou plusieurs actionnaires, détenant une fraction de capital ou des droits de vote de la Société au moins égale à 2%, pourront, à l'occasion d'une Assemblée Générale, demander que les actions excédant la fraction qui aurait dû être déclarée, soient privées du droit de vote pour toute assemblée d'actionnaires qui se tiendrait jusqu'à l'expiration d'un délai de deux ans suivant la date de régularisation de la notification. La demande est consignée au procès-verbal de l'Assemblée Générale.

Art. 10
Indivision et usufruit

Toute action étant indivisible à l'égard de la Société, tous les co-propriétaires indivis d'une action sont obligés de se faire représenter auprès de la Société par l'un d'entre eux, ou par un mandataire unique dans les conditions prévues par la loi.

Le droit de vote attaché à l'action appartient à l'usufruitier tant dans les Assemblées Générales Ordinaires que dans les Assemblées Générales Extraordinaires. Toutefois, le nu-propriétaire sera en droit de participer à toutes les Assemblées Générales. Il peut également représenter l'usufruitier en Assemblée Générale.

Les héritiers, créanciers, syndics ou ayants cause d'un actionnaire ne peuvent, pour quelque motif que ce soit, provoquer l'apposition des scellés sur les biens et valeurs de la Société, en demander le partage, ni s'immiscer en aucune façon dans son administration.

Ils doivent, pour l'exercice de leurs droits, s'en rapporter aux inventaires sociaux et aux décisions de l'Assemblée Générale.

## TITRE III

### *Administration de la Société*

### Art. 11
***Composition du Conseil d'Administration***

La Société est administrée par un Conseil d'Administration, de trois membres au moins et de quatorze membres au plus (sauf dérogation temporaire prévue en cas de fusion), personnes physiques ou morales.

Les membres du Conseil d'Administration sont nommés par l'Assemblée Générale Ordinaire pour une durée de quatre ans expirant à l'issue de l'Assemblée Générale des actionnaires ayant statué sur les comptes de l'exercice écoulé et tenue dans l'année au cours de laquelle expire le mandat. Par exception à cette règle, les membres du premier Conseil d'Administration qui exerçaient les fonctions de membres du Conseil de Surveillance dans la Société sous son ancien mode d'administration seront nommés pour une période égale à la durée qui restait à courir de leur mandat de membre du Conseil de Surveillance.

Les membres du Conseil d'Administration sont rééligibles.

Chaque administrateur doit être propriétaire d'au moins 500 actions inscrites sous la forme nominative pendant toute la durée de ses fonctions. Si, au jour de sa nomination, un administrateur n'est pas propriétaire du nombre d'actions requis ou si, en cours de mandat, il cesse d'en être propriétaire, il est réputé démissionnaire d'office s'il n'a pas régularisé sa situation dans un délai de trois mois.

En cas de vacance par décès ou par démission d'un ou plusieurs sièges d'administrateur, le Conseil d'Administration peut, entre deux Assemblées Générales, procéder à des nominations à titre provisoire. Les nominations effectuées par le Conseil d'Administration sont soumises à la ratification de la plus prochaine Générale Ordinaire. Lorsque le nombre des administrateurs est devenu inférieur au minimum légal, les administrateurs restant doivent convoquer immédiatement l'Assemblée Générale Ordinaire en vue de compléter l'effectif du Conseil.

Aucune personne physique ayant passé l'âge de 70 ans ne peut être nommée membre du Conseil d'Administration si sa nomination a pour effet de porter à plus du tiers le nombre des membres du Conseil d'Administration ayant dépassé cet âge. Si, en cours de mandat, le nombre des membres du Conseil d'Administration ayant passé l'âge de 70 ans devient supérieur au tiers des membres du Conseil, le membre le plus âgé du Conseil d'administration n'ayant pas exercé de fonctions de Direction Générale dans la Société est réputé démissionnaire à l'issue de l'Assemblée Générale annuelle suivant la survenance de cet événement.

En cours de vie sociale les administrateurs sont nommés et renouvelés dans les conditions prévues par la loi.

Ils sont révocables à tout moment par l'Assemblée Générale Ordinaire.

Art. 12
Organisation et direction du Conseil d'Administration

Le Conseil d'Administration élit parmi ses membres personnes physiques un Président. Il détermine sa rémunération et fixe la durée de ses fonctions qui ne peut excéder celle de son mandat d'administrateur. Le Président est rééligible.

Le Président du Conseil d'Administration exerce les missions qui lui sont confiées par la loi. Il préside le Conseil d'Administration, organise et dirige les travaux de celui-ci dont il rend compte à l'Assemblée Générale. Il veille au bon fonctionnement des organes de la Société et s'assure, en particulier, que les administrateurs sont en mesure de remplir leur mission.

Le Conseil peut nommer également parmi ses membres un ou plusieurs Vice-Présidents dont il détermine la durée des fonctions dans la limite de celle de leur mandat d'administrateur et qui ont pour fonction, sans préjudice des dispositions légales applicables en cas d'empêchement temporaire ou de décès du Président, de convoquer et présider les réunions du Conseil ou de présider les Assemblées Générales conformément aux présents statuts, lorsque le Président est empêché.

Nul ne peut être nommé Président du Conseil d'Administration, lorsque ce dernier n'assure pas la Direction Générale, s'il est âgé de plus de 68 ans. Lorsqu'en cours de mandat cette limite d'âge aura été atteinte, les fonctions du Président prendront fin à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice au cours duquel est atteint l'âge de 68 ans. Lorsque le Président du Conseil d'Administration exerce également la Direction Générale, la limite d'âge applicable est celle applicable au Directeur Général.

Le Président et le ou les Vice-Présidents sont révocables à tout moment par le Conseil d'Administration. Ils sont également rééligibles.

Le Conseil peut nommer un secrétaire qui peut être choisi en dehors des actionnaires et de ses membres.

Art. 13
Direction Générale

Modalités d'exercice

Conformément à la loi, la Direction Générale de la Société est assumée sous sa responsabilité, soit par le Président du Conseil d'Administration, soit par une autre personne physique, administrateur ou non, nommée par le Conseil d'Administration et qui prend le titre de directeur général.

Le choix entre ces deux modalités d'exercice de la Direction Générale est effectué par le Conseil d'Administration. La délibération du Conseil d'Administration relative au choix de la modalité d'exercice de la Direction Générale est prise dans les conditions de quorum et de majorité visées à l'article 14 des présents statuts. Le choix du Conseil d'Administration est porté à la connaissance des actionnaires et des tiers dans les conditions prévues par la réglementation en vigueur.

L'option retenue par le Conseil d'Administration reste valable jusqu'à décision contraire de sa part.

Le Conseil d'Administration examinera, en tant que de besoin, le maintien de la formule choisie à chaque fois que le mandat du Président du Conseil d'Administration ou du directeur général viendra à renouvellement.

Directeur général

Lorsque la Direction Générale de la Société est assumée par le Président du Conseil d'Administration, les dispositions qui suivent, relatives au Directeur Général, lui sont applicables.

Le Conseil d'Administration fixe la durée du mandat et détermine la rémunération du directeur général.

Nul ne peut être nommé Directeur Général s'il a dépassé l'âge de 63 ans. Lorsqu'en cours de mandat, cette limite d'âge aura été atteinte, les fonctions du Directeur Général prendront fin à l'issue de l'Assemblée Générale statuant sur les comptes de l'exercice au cours duquel le Directeur Général aura atteint l'âge de 63 ans.
Le Directeur Général est révocable à tout moment par le Conseil d'Administration. La révocation du Directeur Général non Président peut donner lieu à des dommages et intérêts si elle est décidée sans juste motif.

Le Directeur Général est toujours rééligible.

Pouvoirs du Directeur Général

Le Directeur Général est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la Société. Le Directeur Général exerce ses pouvoirs dans la limite de l'objet social, des présents statuts et sous réserve des pouvoirs expressément attribués par la loi aux Assemblées Générales et au Conseil d'Administration.

Il appartiendra au Conseil d'Administration de définir les décisions du Directeur Général pour lesquelles l'accord préalable du Conseil d'Administration sera requis. L'accord préalable du Conseil d'Administration devra notamment être obtenu en cas d'opérations externes d'acquisitions ou de cessions de participations ou d'actifs, ainsi qu'en cas d'engagements d'investissement, dans chacun de ces cas dans les conditions et au-delà de montants correspondant à une gestion efficace de la Société fixés par le Conseil d'Administration. Il devra également être obtenu en cas d'opérations de financement d'un montant susceptible de modifier substantiellement la structure financière de la Société ainsi que pour toute décision de nature à modifier substantiellement les orientations stratégiques de l'entreprise déterminées par le Conseil d'Administration.

Directeurs généraux délégués

Sur proposition du Directeur Général, que cette fonction soit assurée par le Président du Conseil d'Administration ou par une autre personne, le Conseil d'Administration peut nommer une ou plusieurs personnes physiques chargées d'assister le Directeur Général avec le titre de directeurs généraux délégués.

Le nombre maximum de directeurs généraux délégués est fixé à 3.

En accord avec le Directeur Général, le Conseil d'Administration détermine l'étendue et la durée des pouvoirs accordés aux directeurs généraux délégués et fixe leur rémunération.

A l'égard des tiers, le Directeur Général Délégué ou les directeurs généraux délégués disposent des mêmes pouvoirs que le Directeur Général.

En cas de cessation des fonctions ou d'empêchement du directeur général, les directeurs généraux délégués conservent, sauf décision contraire du Conseil d'Administration, leurs fonctions et leurs attributions jusqu'à la nomination d'un nouveau Directeur Général.

Les directeurs généraux délégués sont révocables par le Conseil d'Administration, sur proposition du Directeur Général, à tout moment. Ils sont soumis à la limite d'âge légale.

Les directeurs généraux délégués sont rééligibles.

Art. 14
Réunions et délibérations du Conseil d'Administration

Le Conseil d'Administration se réunit aussi souvent que l'intérêt de la Société l'exige, sur convocation du Président ou en cas d'empêchement de ce dernier, sur convocation du plus âgé des Vice-Présidents si un ou plusieurs Vice-Présidents ont été nommés, au siège social ou en tout autre lieu indiqué dans la convocation.

L'ordre du jour est arrêté par le Président et peut n'être fixé qu'au moment de la réunion.

Les administrateurs constituant au moins le tiers des membres du Conseil d'Administration peuvent, en indiquant précisément l'ordre du jour de la réunion, demander au Président de convoquer le Conseil si celui-ci ne s'est pas réuni depuis plus de deux mois.

De même, le Directeur Général, lorsqu'il n'exerce pas la présidence du Conseil d'Administration, peut demander au Président de convoquer le Conseil d'Administration sur tout ordre du jour déterminé.

Le Président est lié par les demandes qui lui sont adressées.

En cas d'empêchement ou de carence du Président dans l'exécution des tâches précitées, le Vice-Président le plus âgé, si un ou plusieurs vice-présidents ont été nommés, sera compétent pour procéder à la convocation du Conseil et fixer l'ordre du jour de la réunion à la demande du tiers au moins des membres du Conseil d'Administration ou du Directeur Général selon le cas. En l'absence de Vice-Président, le tiers au moins des membres du Conseil d'Administration ou le Directeur Général, selon le cas, seront compétents pour procéder à la convocation du Conseil et fixer l'ordre du jour de la réunion.

Les convocations sont faites par tout moyen même verbalement.

Le Conseil d'Administration ne délibère valablement que si la moitié des administrateurs sont présents.

Les décisions du Conseil d'Administration sont prises à la majorité simple des membres présents ou représentés. En cas de partage, la voix du Président est prépondérante.

Le Conseil d'Administration se dotera d'un règlement intérieur qu'il pourra modifier sur sa simple décision.

Le Conseil d'Administration pourra prévoir dans son règlement intérieur que seront réputés présents, pour le calcul du quorum et de la majorité, les membres du Conseil d'Administration qui participent à la réunion du Conseil par des moyens de visioconférence ou de télécommunication dans les conditions prévues par la réglementation en vigueur, pour toutes les décisions où la loi n'exclut pas cette possibilité.

Art. 15
Pouvoirs du Conseil d'Administration

Le Conseil d'Administration détermine les orientations de l'activité de la Société et veille à leur mise en œuvre.

Sous réserve des pouvoirs que la loi et les présents statuts attribuent expressément aux assemblées d'actionnaires et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la Société et règle par ses délibérations les affaires qui la concernent.

Il procède aux contrôles et vérifications qu'il juge opportuns.

Le Conseil procède à l'émission d'obligations sur délégation de l'Assemblée Générale Ordinaire.

Il peut procéder à la création en son sein de comités chargés d'étudier les questions que le Conseil d'Administration ou son Président lui soumet. Le Conseil fixe la composition et les attributions des comités qui exercent leurs activités sous sa responsabilité.

Les questions relatives à la performance, à la rémunération et, le cas échéant, à la reconduction du mandat du Président-Directeur Général ou du Directeur Général feront l'objet de délibérations du Conseil d'Administration en tant que de besoin, et au moins une fois par an, après examen par le(s) comité(s) du Conseil d'Administration chargé(s) des questions de nomination et de rémunération.

Art. 16
Rémunération

L'Assemblée Générale Ordinaire peut allouer aux membres du Conseil d'Administration, en rémunération de leur activité, une somme fixe annuelle à titre de jetons de présence. Le Conseil d'Administration répartit librement entre ses membres les sommes globales allouées. Il peut notamment allouer aux administrateurs membres de comités créés en son sein une part supérieure à celle des autres administrateurs.

Il peut être alloué par le Conseil des rémunérations exceptionnelles pour les missions ou mandats confiés à des membres de ce Conseil.

TITRE IV

Commissaires aux Comptes

Art. 17
Contrôle de la Société

L'Assemblée Générale Ordinaire des actionnaires nomme pour la durée, dans les conditions et avec les missions fixées par la loi, les commissaires aux comptes titulaires et suppléants.

TITRE V

Assemblées Générales

Art. 18
Tenue des Assemblées Générales

L'Assemblée Générale se compose de tous les actionnaires, quel que soit le nombre de leurs actions, pourvu qu'elles soient libérées des versements exigibles et ne soient pas privées du droit de vote.

Il est justifié du droit de participer aux Assemblées Générales de la Société par l'enregistrement comptable des actions au nom de l'actionnaire ou de l'intermédiaire inscrit pour son compte (dans les conditions prévues par la loi) au troisième jour ouvré précédant l'Assemblée à zéro heure, heure de Paris :

- pour les actionnaires nominatifs : dans les comptes-titres nominatifs tenus par la Société,
- pour les actionnaires au porteur : dans les comptes-titres au porteur tenus par l'intermédiaire habilité, dans les conditions prévues par la réglementation en vigueur.

Les propriétaires d'actions nominatives ou au porteur devront en outre, trois jours au moins avant la réunion, avoir déposé une formule de procuration ou de vote par correspondance, ou le document unique en tenant lieu, ou, si le Conseil d'Administration en a ainsi décidé, une demande de carte d'admission. Toutefois, le Conseil d'Administration aura toujours, s'il le juge convenable, la faculté d'abréger ce délai. Il aura aussi la faculté d'autoriser l'envoi par télétransmission (y compris par voie électronique) à la Société des formules de procuration et de vote par correspondance dans les conditions légales et réglementaires en vigueur.

Lorsqu'il y est fait recours, la signature électronique peut prendre la forme d'un procédé répondant aux conditions définies à la première phrase du second alinéa de l'article 1316-4 du Code civil.

L'Assemblée Générale, régulièrement constituée, représente l'universalité des actionnaires.

Les Assemblées Générales Ordinaires et Extraordinaires, et le cas échéant les Assemblées Spéciales sont convoquées, se réunissent et délibèrent dans les conditions prévues par la loi et les présents statuts.

Les réunions auront lieu au siège social ou en tout autre lieu défini par l'auteur de la convocation, même en dehors du siège social ou du département du siège social.

Les Assemblées sont présidées par le Président du Conseil d'Administration ou, en son absence, par le Vice-Président ou le plus âgé des Vice-Présidents du Conseil d'Administration si un ou plusieurs Vice-Présidents ont été nommés ou par un administrateur spécialement délégué à cet effet par le Conseil dans le cas contraire. En cas d'empêchement du ou des Vice-Présidents lorsqu'il en a été nommé ou si le Conseil n'a pas délégué un administrateur, l'Assemblée élit elle-même son Président.

Sont scrutateurs de l'Assemblée Générale, les deux membres de ladite Assemblée disposant du plus grand nombre de voix et acceptant cette fonction. Le bureau de l'Assemblée en désigne le secrétaire qui peut être choisi en dehors des actionnaires.

En cas de convocation par un commissaire aux comptes ou par un mandataire de justice, l'Assemblée est présidée par l'auteur de la convocation.

Sur décision du Conseil d'Administration publiée dans l'avis de réunion ou dans l'avis de convocation de recourir à de tels moyens de télécommunications, sont réputés présents pour le calcul du quorum et de la majorité les actionnaires qui participent à l'Assemblée par visioconférence ou par des moyens de télécommunication permettant leur identification dans les conditions prévues par la réglementation en vigueur.

Art 19
Pouvoir des Assemblées Générales

Les Assemblées Générales Ordinaires et Extraordinaires, et le cas échéant les assemblées spéciales, ont les pouvoirs définis par la loi et les présents statuts.

L'Assemblée Générale Ordinaire décide ou autorise les émissions d'obligations simples assorties le cas échéant de sûretés particulières conformément à la réglementation en vigueur et habilite le Président à conférer lesdites sûretés ; elle peut déléguer au Conseil d'Administration la compétence et les pouvoirs nécessaires pour procéder à ces émissions d'obligations, en une ou plusieurs fois, dans le délai qu'elle détermine et pour en arrêter les modalités. Les garanties constituées postérieurement à l'émission des obligations sont conférées par le Président du Conseil d'Administration sur autorisation du Conseil d'Administration.

TITRE VI

Inventaire - Fonds de réserve - Répartition des bénéfices

Art. 20
Exercice social

L'exercice social commence le 1er janvier et finit le 31 décembre.

Art. 21
Inventaire, répartition des bénéfices

Les produits nets de la Société, constatés par l'inventaire annuel, déduction faite des frais généraux et autres charges de la Société y compris tous amortissements et provisions, constituent le bénéfice net.

Sur ce bénéfice, diminué, le cas échéant, des pertes antérieures, il est fait en premier lieu un prélèvement de 5% au moins pour constituer le fonds de réserve prescrit par la loi. Ce prélèvement cesse d'être obligatoire lorsque le fonds de réserve a atteint une somme égale au dixième du capital social ; il reprend son cours si la réserve vient à être entamée.
Le bénéfice distribuable est constitué par le bénéfice de l'exercice, diminué des pertes antérieures, ainsi que des sommes à porter en réserve en application de la loi, et augmenté du report bénéficiaire.

Sur ce bénéfice, il est prélevé la somme nécessaire pour payer aux actionnaires, à titre de premier dividende, 5% des sommes dont leurs actions sont libérées et non amorties et 5% des sommes provenant de primes sur actions émises en numéraire et figurant à un compte "primes d'émission" sans que, si les bénéfices d'une année ne permettent pas ce paiement, les actionnaires puissent le réclamer sur les bénéfices des années subséquentes.

Sur l'excédent disponible, l'Assemblée Générale peut affecter telle portion dudit bénéfice distribuable qu'elle avisera à la constitution de fonds de prévoyance et de réserves générales ou spéciales, sous quelque dénomination que ce soit ou même simplement comme report à nouveau.

Le solde constitue une masse qui est destinée à la répartition du second dividende et de la somme prévisionnellement nécessaire pour attribuer aux actions nominatives remplissant les conditions ci-après la majoration de 10%.

Depuis le 1er janvier 1996, les actions inscrites au 31 décembre de chaque année sous la forme nominative depuis au moins deux ans, et qui le restent jusqu'à la date de mise en paiement du dividende, donnent le droit à leurs titulaires de percevoir un dividende par action majoré de 10%, arrondi si nécessaire au centime inférieur, par rapport au dividende par action distribué au titre des autres actions, pour autant que le dividende par action avant majoration soit au moins égal au dividende par action avant majoration distribué l'année précédente ajusté pour tenir compte de la variation du nombre d'actions d'une année sur l'autre résultant d'une augmentation de capital par incorporation de primes, réserves ou bénéfices ou d'une division des actions.

Au cas où, à compter du 1er janvier 1996, le Conseil d'Administration, sur autorisation de l'Assemblée Générale, déciderait d'une augmentation de capital par incorporation de réserves, de bénéfices ou de primes, les actions inscrites sous la forme nominative depuis au moins deux ans à la date de début des opérations d'attribution donneront droit à leurs titulaires à une attribution d'actions majorée de 10% par rapport à celle effectuée au bénéfice des autres actions et selon les mêmes modalités.

Les actions nouvelles ainsi créées seront assimilées, pour le calcul des droits au dividende majoré et aux attributions majorées, aux actions anciennes dont elles sont issues.

Les majorations définies dans chacun des deux alinéas précédents pourront être modifiées ou supprimées par simple décision de l'Assemblée Générale Extraordinaire selon les modalités que celle-ci déterminera.

En application de la loi, le nombre de titres éligibles à ces majorations ne peut excéder, pour un même actionnaire, 0,5% du capital de la Société.

L'Assemblée Générale statuant sur les comptes de l'exercice a la faculté d'accorder à chaque actionnaire, pour tout ou partie du dividende mis en distribution ou des acomptes sur dividendes, une option entre le paiement du dividende ou des acomptes sur dividendes en numéraire ou en actions.

TITRE VII

Liquidation

Art. 22
Liquidation

A l'expiration de la Société ou en cas de dissolution anticipée, l'Assemblée Générale règle dans les conditions prévues par la loi le mode de liquidation. Elle nomme un ou plusieurs liquidateurs dont elle détermine les pouvoirs.

Les liquidateurs peuvent, en vertu d'une décision de l'Assemblée Générale, faire l'apport à une autre société ou la cession à une société ou à toute autre personne, de tout ou partie des biens, droits et obligations de la société dissoute.

L'Assemblée Générale régulièrement constituée conserve pendant la liquidation les mêmes attributions que durant le cours de la Société ; elle a notamment le pouvoir d'approuver les comptes de la liquidation et de donner quitus.

Après le règlement des engagements de la Société, le produit net de la liquidation est employé d'abord à l'amortissement complet des actions, le surplus est ensuite réparti également entre elles.

TITRE VIII

Contestations

Art. 23
Contestations

Toutes contestations qui peuvent s'élever pendant le cours de la Société ou de sa liquidation, soit entre les actionnaires et la Société, soit entre les actionnaires eux-mêmes, au sujet des affaires sociales, sont jugées conformément à la loi et sont soumises à la juridiction des tribunaux compétents.

FILE NO. 82-5224

A cet effet, en cas de contestations, tout actionnaire doit faire élection de domicile à Paris et toutes assignations et significations sont régulièrement données à ce domicile.

A défaut d'élection de domicile, les assignations et significations sont valablement faites au Parquet de M. le Procureur de la République près le Tribunal de Grande Instance de Paris.


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